Exhibit 8.2

                    , 2007

Board of Trustees

Community Mutual Savings Bank

123 Main Street, Suite 750

White Plains, New York 10601

Dear Members:

You have requested an opinion on the New York State (the “State”), tax consequences of the proposed conversion of Community Mutual Savings Bank, (the “State Bank”) a New York State chartered mutual savings bank to a federal mutual savings bank (the “Federal Bank”); the proposed conversion of Federal Bank to a federal stock savings bank (the “Stock Bank”), and the acquisition of all shares of the Stock Bank by CMS Bancorp, Inc. (the “Company”), a Delaware corporation pursuant to the Plan of Conversion (the “Conversion”) adopted by the Board of Trustees of the Bank on November 16, 2006.

Description of the Transactions:

Pursuant to the Conversion, the State Bank will convert from a state chartered mutual savings bank to federally chartered mutual savings bank and simultaneously convert from a federally chartered mutual savings bank to a federally chartered stock savings bank. It is currently intended that all of the capital stock of the Converted Bank will be held by the Company.

The Company expects to receive approval from the Office of Thrift Supervision for the mutual conversion, the stock conversion and the acquisition of all the stock of the converted Bank by the Company. The Company plans to retain 50% of the net proceeds from the sale of the common stock and to use the remaining 50% to purchase all of the common stock of the Stock Bank to be issued in the Conversion.

You have received a favorable Federal income tax consequences opinion from counsel dated ____________________ stating that the mutual conversion and the stock conversion would result in no Federal income tax consequences to the State Bank, Federal Bank, Stock Bank, the Company or eligible account holders under the Internal Revenue Code of 1986 (the “Code”), as amended.

Board of Trustees	2.
Community Mutual Savings Bank

New York State Bank Tax Consequences:

For the purpose of Article 32 of the New York State Banking Law, Section 1451 of the Tax Law imposes, annually, a franchise tax on every banking corporation for the privilege of exercising its franchise or doing business in New York State in a corporate or organized capacity.

Section 1451 (a) of the Tax Law provides a basic tax on the taxpayer’s entire net income, or portion thereof allocated to New York State, for any taxable year or part thereof.

Entire net income in defined in Section 1453(a) of the Tax Law as “total net income from all sources which shall be the same as the entire taxable income (but not alternative minimum taxable income)…which the taxpayer is required to report to the United State Treasury Department…subject to the modifications and adjustments hereinafter provide.”

Section 1453(b) through (k-1) of the Tax Law and Sections 18-2.3, 18-2.4 and 18-2.5 of the Franchise Tax on Banking Corporation Regulations, promulgated thereunder, provide for the modifications and adjustment required by Section 1453 (a). However, there are no modifications or adjustments applicable to a transaction where, for federal income tax purposes, steps to a conversion are treated as exchange pursuant to Sections 368(a) (1) (F), 351(a), and 1032 of the Code and will result in no recognition of gain or loss for federal income tax purposes. Therefore, for the purpose of Section 1453 of the Tax Law, such steps or exchanges would be treated the same as they are treated for federal income tax purposes.

Accordingly, if the steps to the Conversion described herein are treated as tax-free exchanges under section 368(a) (1) (F), 351(a) and 1031 of the Code, such exchanges would be tax-free for purposes of computing entire net income under Section 1453 of Article 32 of the Tax Law.

Scope of Opinion:

The scope of this opinion is expressly limited to the New York State tax consequences of the transactions in connection with the facts and based upon the representations and assumptions stated above. Specifically, but without limitations, our opinion has not been requested, and is not provided, with respect to the tax consequences of the transactions to any other party involved in the transactions and with respect to any foreign, state, or local consequence other than New York State taxes at this time. The opinion proposed therein excludes New York State sales and use taxes, stock transfer taxes, real property transfer gains taxes and real estate transfer taxes associated with the above conversion, if any.

Our opinion, as stated above, is based upon our research and analysis of the New York State and applicable regulations and opinion of counsel as to the federal tax consequences, all as of the date of issuance of this opinion. The foregoing are subject to change, and such change may be retroactively effective. It so, our views as set forth above may be affected and may not be relied upon. We have assumed no responsibility to update this opinion as a result of any such change in law or rulings. Further, any variation or differences in the facts or representations recited herein, for any reason, might affect our conclusions, perhaps in adverse manner, and make them inapplicable.

Board of Trustees	3.
Community Mutual Savings Bank

This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the New York State Department of Taxation and Finance will agree with the above analysis.

We hereby consent to the filing of this opinion as an exhibit to the Form SB-2 Registration Statement of Company, filed under the Securities Act of 1933, as amended, and the Form AC of the Bank filed with the Office of Thrift Supervision, and to the reference to us in the Prospectus and Proxy Statement.

Very truly yours,